UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K/A

(Amendment No. 1)

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 24, 2009

Date of earliest event reported: November 21, 2009

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 24, 2008, United Fire & Casualty Company furnished a Form 8-K under Item 5.02 to which it attached as an exhibit United Fire & Casualty Company's agreement with John A. Rife amending various options issued to Mr. Rife by the company. United Fire & Casualty Company is filing this Amendment No. 1 to Form 8-K to correct Exhibit A to the amendment, which is a list of the options affected by the amendment. Exhibit A as attached to the Form 8-K furnished on November 24, 2008 failed to include all of the options to be affected by the amendment and failed to account for a stock split. The Exhibit A to the attached Exhibit 99.1 is furnished to correct the Exhibit A furnished on November 24, 2008.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits. The following exhibit is furnished herewith.

Exhibit
99.1   Full text of Amendment to Nonqualified Stock Option Agreements for John A. Rife

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

February 24, 2009
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT 99.1

**AMENDMENT
TO
NONQUALIFIED STOCK OPTION AGREEMENTS**

**PURSUANT TO THE
UNITED FIRE & CASUALTY COMPANY
2008 STOCK PLAN**

THIS AMENDMENT TO NONQUALIFIED STOCK OPTION AGREEMENTS is dated this 21st day of November, 2008, between United Fire & Casualty Company (the "Company") and John Rife (the "Optionee").

WHEREAS, the Company and the Optionee have entered into those certain Nonqualified Stock Option Agreements (the "Option Agreements") set forth on Exhibit A, in the form set forth on Exhibit B, all pursuant to the United Fire & Casualty 2008 Stock Plan (the "2008 Stock Plan"), formerly known as the United Fire & Casualty Nonqualified Employee Stock Option Plan; and

WHEREAS, the Optionee is now an employee of the Company;

WHEREAS, the Company desires to amend the Option Agreements to accelerate the vesting of each of the Option Agreements set forth on Exhibit A and to provide that the Optionee may exercise each of the Option Agreements to permit the Optionee to exercise the Option Agreements at any time up to the termination of the Option Period of each Option Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby mutually covenant and agree as follows:

1.   Pursuant to Section 2(a) of each Option Agreement and Section 4.b of the 2008 Stock Plan, Section 2(a) of each Option Agreement is amended to read as follows:

"(a) The aggregate number of shares of Stock optioned by this Agreement shall vest and be exercisable immediately."

2.   Section 4(b) of each Option Agreement is amended to read as follows:

"Retirement. If Optionee's employment is terminated due to the Optionee's normal retirement from the Company, the Options granted hereby shall terminate and become unexercisable as of the expiration of ten (10) years from the date of this Nonqualified Stock Option Agreement."

UNITED FIRE & CASUALTY COMPANY   OPTIONEE

By: /S/   /S/
     Randy A. Ramlo, President and Chief   John A. Rife
     Executive Officer
Dated: November 21, 2008   Dated: November 21, 2008

Rife, John

Issued	# Issued	Vests	Expires	Unexercised	Exercised	Expired	Price
4/1/1999	472.4	4/1/2000	4/1/2009	-	472	-	$ 13.06
4/1/1999	472.4	4/1/2001	4/1/2009	-	472	-	13.06
4/1/1999	472.4	4/1/2002	4/1/2009	-	472	-	13.06
4/1/1999	472.4	4/1/2003	4/1/2009	-	472	-	13.06
4/1/1999	472.4	4/1/2004	4/1/2009	-	472	-	13.06
	2,362.0			**-**	**2,362**	**-**	
2/18/2000	2,000	2/18/2001	2/18/2010	-	2,000	-	$ 10.06
2/18/2000	2,000	2/18/2002	2/18/2010	-	2,000	-	10.06
2/18/2000	2,000	2/18/2003	2/18/2010	-	2,000	-	10.06
2/18/2000	2,000	2/18/2004	2/18/2010	-	2,000	-	10.06
2/18/2000	2,000	2/18/2005	2/18/2010	-	2,000	-	10.06
	10,000			**-**	**10,000**	**-**	
2/16/2001	2,000	2/16/2002	2/16/2011	-	2,000	-	$ 10.565
2/16/2001	2,000	2/16/2003	2/16/2011	-	2,000	-	10.565
2/16/2001	2,000	2/16/2004	2/16/2011	-	2,000	-	10.565
2/16/2001	2,000	2/16/2005	2/16/2011	-	2,000	-	10.565
2/16/2001	2,000	2/16/2006	2/16/2011	-	2,000	-	10.565
	10,000			**-**	**10,000**	**-**	
2/15/2002	2,000	2/15/2003	2/15/2012	-	2,000	-	$ 15.16
2/15/2002	2,000	2/15/2004	2/15/2012	-	2,000	-	15.16
2/15/2002	2,000	2/15/2005	2/15/2012	-	2,000	-	15.16
2/15/2002	2,000	2/15/2006	2/15/2012	-	2,000	-	15.16
2/15/2002	2,000	2/15/2007	2/15/2012	-	2,000	-	15.16
	10,000			**-**	**10,000**	**-**	
2/21/2003	2,000	2/21/2004	2/21/2013	-	2,000	-	$ 15.85
2/21/2003	2,000	2/21/2005	2/21/2013	-	2,000	-	15.85
2/21/2003	2,000	2/21/2006	2/21/2013	-	2,000	-	15.85
2/21/2003	2,000	2/21/2007	2/21/2013	500	1,500	-	15.85
2/21/2003	2,000	2/21/2008	2/21/2013	2,000	-	-	15.85
	10,000			**2,500**	**7,500**	**-**	
2/20/2004	4,000	2/20/2005	2/20/2014	-	4,000	-	$ 21.66
2/20/2004	4,000	2/20/2006	2/20/2014	-	4,000	-	21.66
2/20/2004	4,000	2/20/2007	2/20/2014	4,000	-	-	21.66
2/20/2004	4,000	2/20/2008	2/20/2014	4,000	-	-	21.66
2/20/2004	4,000	2/20/2009	2/20/2014	4,000	-	-	21.66
	20,000			**12,000**	**8,000**	**-**	

2/18/2005	4,000	2/18/2006	2/18/2015	4,000	-	-	$ 32.39
2/18/2005	4,000	2/18/2007	2/18/2015	4,000	-	-	32.39
2/18/2005	4,000	2/18/2008	2/18/2015	4,000	-	-	32.39
2/18/2005	4,000	2/18/2009	2/18/2015	4,000	-	-	32.39
2/18/2005	4,000	2/18/2010	2/18/2015	4,000	-	-	32.39
	20,000			**20,000**	**-**	**-**	
2/17/2006	4,000	2/17/2007	2/17/2016	4,000	-	-	$ 39.13
2/17/2006	4,000	2/17/2008	2/17/2016	4,000	-	-	39.13
2/17/2006	4,000	2/17/2009	2/17/2016	4,000	-	-	39.13
2/17/2006	4,000	2/17/2010	2/17/2016	4,000	-	-	39.13
2/17/2006	4,000	2/17/2011	2/17/2016	4,000	-	-	39.13
	20,000			**20,000**	**-**	**-**	
2/16/2007	4,000	2/16/2008	2/16/2017	4,000	-	-	$ 35.23
2/16/2007	4,000	2/16/2009	2/16/2017	4,000	-	-	35.23
2/16/2007	4,000	2/16/2010	2/16/2017	4,000	-	-	35.23
2/16/2007	4,000	2/16/2011	2/16/2017	4,000	-	-	35.23
2/16/2007	4,000	2/16/2012	2/16/2017	4,000	-	-	35.23
	20,000			**20,000**	**-**	**-**	
2/15/2008	600	2/15/2009	2/15/2018	600	-	-	$ 34.39
2/15/2008	600	2/15/2010	2/15/2018	600	-	-	34.39
2/15/2008	600	2/15/2011	2/15/2018	600	-	-	34.39
2/15/2008	600	2/15/2012	2/15/2018	600	-	-	34.39
2/15/2008	600	2/15/2013	2/15/2018	600	-	-	34.39
	3,000			**3,000**	**-**	**-**	
Total	**Issued**			**Unexercised**	**Exercised**	**Expired**	
	125,362			**77,500**	**47,862**	**-**	

*Note: The 2004 and prior options reflect the retroactive effects of our December 15, 2004, one-for-one stock dividend.

February 19, 2009 /s/
John A. Rife

United Fire & Casualty Company

February 19, 2009 By: /s/
Randy A. Ramlo, President and
Chief Executive Officer

NONQUALIFIED STOCK OPTION AGREEMENT

Pursuant to the
UNITED FIRE & CASUALTY COMPANY
NONQUALIFIED EMPLOYEE STOCK OPTION PLAN

THIS AGREEMENT is dated this _____ day of _____, ____, between United Fire & Casualty Company (the "Company") and John Rife (the "Optionee").

WHEREAS, the Optionee is now an employee of the Company and the Company desires to afford the Optionee the opportunity to acquire stock ownership in the Company so that the Optionee may have a direct proprietary interest in the Company's success; and

WHEREAS, the Company has approved the United Fire & Casualty Company Nonqualified Employee Stock Option Plan (the "Plan") pursuant to which the Company may, from time to time, enter into stock option agreements with certain of its eligible employees, as therein defined ("Eligible Employees");

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby mutually covenant and agree as follows:

1. **Grant of Option.** Subject to the terms and conditions set forth herein, the Company hereby grants to the Optionee during the period commencing on the date of this Agreement and ending on the earlier of the applicable date specified in Paragraph 4 or the date which is ten (10) years from the date of this Agreement (the "Option Period") Nonqualified Stock Options to purchase from the Company, at a price of $_____ per share, up to but not exceeding in the aggregate _____ shares of the Company's Common Stock ("Stock"), such number being subject to adjustment as provided in the Plan.

2. **Exercise of Option.** Subject to such other limitations as may be provided by the Board (as defined in the Plan), the Option granted in Paragraph 1 of this Agreement may be exercised as follows:

(a) The aggregate number of shares of Stock optioned by this Agreement shall be divided into installments, and may be purchased according to the following schedule:

(i) The first installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing one (1) year from the date of this Agreement;

(ii) The second installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing two (2) years from the date of this Agreement;

(iii) The third installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing three (3) years from the date of this Agreement;

(iv) The fourth installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing four (4) years from the date of this Agreement;

(v) The fifth installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing five (5) years from the date of this Agreement;

Any of the above installments may be accelerated as provided in Section 5 of the Plan.

(b) To the extent not exercised, installments shall accumulate ("Accrued Installments") and be exercisable by the Optionee, in whole or in part, in any subsequent year included in the Option Period but not later than the expiration of the Option Period.

(c) In no event shall any Option granted hereby be exercisable for a fractional share.

(d) From time to time, in its discretion, the Board may offer the Optionee the right to cancel any Options granted hereunder in exchange for such consideration as the Board shall determine.

3. **Method of Exercising Option and Payment of Option Price.** The Option hereby granted shall be exercised by the Optionee by delivering to the Secretary of the Company, from time to time, on any business day (the "Exercise Date"), a signed, written notice (the "Notice") specifying: (i) the Optionee's election to exercise such Option, (ii) the number of shares the Optionee then desires to purchase, and (iii) the day, which shall be not less than 10 nor more than 30 days from the date of such Notice, on which such shares will be purchased (the "Purchase Date"). The purchase price for the shares shall be paid on the Purchase Date in cash, certified check, bank draft, or postal money order to the order of the Company for an amount in United States Dollars equal to the option price for the number of shares specified in the Notice (the "Total Option Price").

4. **Termination of Options.** The Options granted hereby shall terminate and be of no force or effect upon the expiration of ten (10) years from the date of this Agreement unless terminated prior to such time under any of the following circumstances:

(a) Termination of Employment. If Optionee's employment is terminated for reasons other than death, disability or retirement, the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) 30 days after the termination of employment occurs, provided however, that the Company may, in its discretion, extend said date up to and including a date one year following such termination of employment.

(b) Retirement. If Optionee's employment is terminated due to the Optionee's normal retirement from the Company the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) one (1) year after the date of Optionee's retirement.

(c) Disability. If Optionee's employment is terminated due to the Optionee becoming disabled, the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) the first anniversary of the date of the termination of employment by reason of disability.

(d) Death. If Optionee's employment is terminated due to Optionee's death, the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) the first anniversary of the date of death of such Optionee. Any Accrued Installments of a deceased Optionee may be exercised prior to their expiration by (and only by) the person or persons to whom the Optionee's Option right shall pass by will or by the laws of descent and distribution, if applicable, subject, however, to all of the terms and conditions of the Plan and this Agreement.

(e) Recapitalization; Merger and Consolidation. If the shares of the Company's Stock as a whole are increased, decreased, or changed into or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure, or the like, an appropriate and proportionate adjustment shall be made in the number and kinds of shares of Stock subject to this Agreement and in number, kinds, and per share exercise price of shares subject to unexercised Options or portions thereof granted prior to such change. Any such adjustment in an outstanding Option, however, shall be made without a change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each share of stock covered by the Option. No fractional shares shall be issued as a result of any such adjustment.

If the Company or the Stockholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, all installments under this Option Agreement shall become immediately exercisable with respect to the full number of shares subject to this Option Agreement, and the Options granted hereby shall terminate and become unexercisable unless exercised during the period commencing as of the later of the date of execution of such agreement, or six (6) months after the date the Option is granted, and ending as of the earlier of the Option Expiration Date, or the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

(i) any unexercised non-vested installments that had become exercisable soley by reason of the provisions of this Subsection 4(e) shall again become non-vested and unexercisable as of said termination of such agreement, and

(ii) the exercise of any option that had become exercisable solely by reason of this Subsection 4(e) shall be deemed ineffective and such installments shall again become non-vested and unexercisable as of said termination of such agreement.

Notwithstanding the foregoing provisions, the Board (or the Committee, if so authorized by the Board) may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the "surviving corporation"), arrange for the Optionee to receive upon surrender of Optionee's Option a new option covering shares of the surviving corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old Option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new option immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the surviving corporation shall not be more than the excess of the aggregate fair market value of all shares subject to the old Option immediately before consummation of such disposition of stock and assets over the aggregate Option Price of such shares of the Company, and the new option shall not give the Optionee additional benefits which such Optionee did not have under the old Option or deprive the Optionee of benefits which the Optionee had under the old Option. If such substitution of options is effectuated, the Optionee's rights under the old Option shall thereupon terminate.

Any determination made by the Board with respect to any matter referred to in this Paragraph 4 shall be final and conclusive on all persons affected thereby. Employment by the Company shall be deemed to include employment of the Optionee by, and to continue during any period in which the Optionee is in the employ of, any subsidiary.

5. **Optionee.** Whenever the word *Optionee* is used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to the estate, personal representative, or beneficiary to whom this Option may be transferred by will or by the laws of descent and distribution, the word *Optionee* shall be deemed to include such person.

6. **Assignability.** Except as otherwise provided herein, the Option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution and is exercisable during the Optionee's lifetime only by the Optionee. No assignment or transfer of this Option, or of the rights represented thereby, whether voluntary or involuntary, by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right herein whatsoever, but immediately upon any attempt to assign or transfer this Option the same shall terminate and be of no force or effect.

7. **Rights as a Stockholder.** The Optionee shall not be deemed for any purpose to be a stockholder of the Company with respect to the shares represented by this Option except with respect to shares as to which this Option has been exercised, payment and issue has been made as herein provided, and the Optionee's name has been entered as a stockholder of record on the books of the Company.

8. **The Company's Rights.** The existence of this Option shall not affect in any way the right of power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock of the Company or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company's assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

9. **Preemption by Applicable Laws or Regulations.** Anything in this Agreement to the contrary notwithstanding, if, at any time specified herein for the issuance of shares to the Optionee, any law, regulation, or requirements of any governmental authority having appropriate jurisdiction shall require either the Company or the Optionee to take any action prior to or in connection with the shares of Stock then to be issued, sold, or repurchased, the issue, sale, or repurchase of such shares of Stock shall be deferred until such action shall have been taken.

10. **Resolution of Disputes.** Any dispute or disagreement that shall arise under, or as a result of, or pursuant to, this Agreement shall be determined by the Board in its absolute and uncontrolled discretion, and any such determination or any other determination by the Board under or pursuant to this Agreement shall be final, binding, and conclusive on all persons affected thereby.

11. **Amendments.** The Board shall have the right, in its absolute and uncontrolled discretion, to alter or amend this Agreement, from time to time, in any manner, for the purpose of promoting the objectives of the Plan, but only if all agreements granting options to purchase shares of the Company's Stock pursuant to the Plan that are in effect and not wholly exercised at the time of such alteration or amendment shall also be similarly altered or amended with substantially the same effect, and any alteration or amendment of this Agreement by the Board shall, upon adoption thereof by the Board,

become and be binding and conclusive on all persons affected thereby without requirement for consent or other action with respect thereto by any such person. The Company shall give written notice to the Optionee of any such alteration or amendment of this Agreement by the Board as promptly as practical after the adoption thereof. The foregoing shall not restrict the ability of the Optionee and the Company by mutual consent to alter or amend this Agreement in any manner that is consistent with the Plan and approved by the Board. The Optionee and the Company agree that this Agreement shall be subject to any provision necessary to assure compliance with federal and state securities laws.

12. **Notice.** Any notice that either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally or by mail, postage prepaid, addressed as follows: to the Company at United Fire & Casualty Company, 118 Second Avenue S.E. Cedar Rapids, IA 52401 or at such other address as the Company, by notice to the Optionee, may designate in writing from time to time; to the Optionee, at his or her address as shown on the records of the Company, or at such other address as the Optionee, by notice to the Secretary of the Company, may designate in writing from time to time.

13. **Tax Withholding.** The Company shall have the right to deduct from any payment hereunder any federal, state, local, or employment taxes that it deems are required by law to be withheld. At the request of the Optionee, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

14. **Fractional Shares.** Any fractional shares concerning this Option shall be eliminated at the time of exercise by rounding down for fractions of less than one half (1/2) and rounding up for fractions of equal to or more that one half (1/2). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

15. **Governing Law.** All matters relating to this Agreement shall be governed by the laws of the state of Iowa, without regard to the principles of the conflicts of laws, except to the extent preempted by the laws of the United States.

16. **Construction.** This Agreement has been entered into in accordance with the terms of the Plan, and wherever a conflict may arise between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control. All of the terms and conditions of the Plan are incorporated herein by reference.

17. **Qualified Nature of Agreement.** This Agreement is intended to be an agreement concerning a stock option arrangement that is not qualified under Section 422 of the Code (as defined in the Plan), and this Agreement shall be so construed.

18. **General.** The Company shall at all times during the term of the Option reserve and keep available such number of shares of Stock as will be sufficient to satisfy the requirements herein, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection herewith, and will from time to time use its best efforts to comply with all laws and regulations that, in the opinion of counsel for the Company, shall be applicable thereto. This Agreement shall not be deemed to limit or restrict the right of the Company to terminate the Optionee's employment relationship at any time, for any reason, for or without cause.

19. **Regulatory Compliance.** No Stock shall be issued hereunder until the Company has received all necessary regulatory approvals and has taken all necessary steps to assure compliance with

federal and state securities laws or has determined to its satisfaction and the satisfaction of its counsel that an exemption from the requirements of the federal and applicable state securities laws are available.

      IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Optionee has signed this Agreement as of the date first above written.

UNITED FIRE & CASUALTY COMPANY

By: _____   Dated: _____

    _____

Optionee: _____

Grant date: _____

Number of options: _____

Grant price: _____

OPTIONEE

Signed: _____   Dated: _____
    John Rife